SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              Amendment No. 2
                                     to

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)


                         Southern California Edison
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                              (Name of Issuer)

                         4.08% Cumulative Preferred
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 842400202
-------------------------------------------------------------------------------
                               (CUSIP Number)

                             Cyrus A. Borzooyeh
                   King Street Capital Management, L.L.C.
                            575 Lexington Avenue
                                 7th Floor
                          New York, New York 10022

                         Telephone: (212) 350-4436
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              January 25, 2002
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.




CUSIP No. 842400202                                              SCHEDULE 13D/A
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              King Street Capital, LP
              13-3812174
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                                    (b) x

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3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              OO

-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS        |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

-------------------------------------------------------------------------------
NUMBER OF                   7          SOLE VOTING POWER
SHARES
BENEFICIALLY                           0
OWNED BY                    ---------------------------------------------------
EACH                        8          SHARED VOTING POWER
REPORTING
PERSON                                 90,500
WITH                        ---------------------------------------------------
                            9          SOLE DISPOSITIVE POWER

                                       0
                            ---------------------------------------------------
                           10          SHARED DISPOSITIVE POWER

                                       90,500
-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              90,500

-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                |_|

-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.1%

-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              PN
-------------------------------------------------------------------------------




CUSIP No. 842400202                                              SCHEDULE 13D/A
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              King Street Capital, Ltd.

-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)|_|
                                                                     (b) x

-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands

-------------------------------------------------------------------------------
NUMBER OF                   7         SOLE VOTING POWER
SHARES
BENEFICIALLY                          0
OWNED BY                    ---------------------------------------------------
EACH                        8         SHARED VOTING POWER
REPORTING
PERSON                                168,070
WITH                        ---------------------------------------------------
                            9         SOLE DISPOSITIVE POWER

                                      0
                            ---------------------------------------------------
                            10        SHARED DISPOSITIVE POWER

                                      168,070

-------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  168,070
-------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                |_|

-------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.8%

-------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON

                CO
-------------------------------------------------------------------------------



CUSIP No. 842400202                                              SCHEDULE 13D/A
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              King Street Advisors, L.L.C.
              13-3812173
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                                    (b) x

-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS        |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------

NUMBER OF                       7      SOLE VOTING POWER
SHARES
BENEFICIALLY                           0
OWNED BY                        -----------------------------------------------
EACH                            8      SHARED VOTING POWER
REPORTING
PERSON                                 90,500
WITH                            -----------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       0
                                -----------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       90,500

-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   90,500
-------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                   |_|

-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.1%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON

               OO, IA

-------------------------------------------------------------------------------



CUSIP No. 842400202                                              SCHEDULE 13D/A
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              King Street Capital Management, L.L.C.
              13-3978904

-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                       (b) x

-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              OO

-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS      |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------

NUMBER OF                  7           SOLE VOTING POWER
SHARES
BENEFICIALLY                           0
OWNED BY                   ----------------------------------------------------
EACH                       8           SHARED VOTING POWER
REPORTING
PERSON                                 168,070
WITH                       ----------------------------------------------------
                           9           SOLE DISPOSITIVE POWER

                                       0
                           ----------------------------------------------------
                           10          SHARED DISPOSITIVE POWER

                                       168,070

-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              168,070

-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                            |_|

-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              16.8%

-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              OO, IA
-------------------------------------------------------------------------------



CUSIP No. 842400202                                              SCHEDULE 13D/A
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              O. Francis Biondi, Jr.

-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                                    (b) x

-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              OO

-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS      |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

-------------------------------------------------------------------------------
NUMBER OF                    7         SOLE VOTING POWER
SHARES
BENEFICIALLY                           0
OWNED BY                     --------------------------------------------------
EACH                         8         SHARED VOTING POWER
REPORTING
PERSON                                 258,570
WITH                         --------------------------------------------------
                             9         SOLE DISPOSITIVE POWER

                                       0
                             --------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       258,570

-------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             258,570

-------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                               |_|

-------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             25.9 %

-------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

              IN

-------------------------------------------------------------------------------



CUSIP No. 842400202                                              SCHEDULE 13D/A
-------------------------------------------------------------------------------

1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Brian J. Higgins

-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)|_|
                                                                   (b) x

-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS

              OO

-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS      |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

-------------------------------------------------------------------------------
NUMBER OF                   7           SOLE VOTING POWER
SHARES
BENEFICIALLY                            0
OWNED BY                   ----------------------------------------------------
EACH                        8           SHARED VOTING POWER
REPORTING
PERSON                                  258,570
WITH                        ---------------------------------------------------
                            9           SOLE DISPOSITIVE POWER

                                        0
                            ---------------------------------------------------
                            10          SHARED DISPOSITIVE POWER

                                        258,570

-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               258,570

-------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                             |_|

-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               25.9 %

-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON

               IN
-------------------------------------------------------------------------------





         This Amendment No. 2 amends the Statement on Schedule 13D, as previously amended (the "Statement"), filed with the Securities and Exchange Commission. The class of equity securities to which the Statement relates is the 4.08% cumulative preferred stock, par value $25.00 per share ("Preferred Stock"), of Southern California Edison Company.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to include the following:

         The source of funds used for the purchase of Preferred Stock by KSC L.P. reported herein is cash held by it for investment. The aggregate amount is $140,179. The source of funds used for the purchase of Preferred Stock by KSC Ltd. reported herein is cash held by it for investment. The aggregate amount is $260,345.

Item 5.   Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended as follows:

(a) and (b) Because of the relationships described above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities and Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Preferred Stock held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

         As of the date hereof, 90,500 shares of Preferred Stock, or 9.1% of the total outstanding shares of Preferred Stock on that date, are held by KSC L.P and 168,070 shares of Preferred Stock, or 16.8% of the total outstanding shares of Preferred Stock on the date, were held by KSC Ltd. Because of the relationships described in Item 2 above, pursuant to Rule 13d-1, as of the date hereof, KSA may be deemed to be the beneficial owner of 90,500 shares of Preferred Stock, or 9.1% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P. Because of the relationships described in Item 2 above, pursuant to Rule 13d-1, as of the date hereof, 2002, KSCM may be deemed to be the beneficial owner of 168,070 shares of Preferred Stock, or 16.8% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC Ltd. Because of the relationships described in Item 2 above, pursuant to Rule 13d-1, as of the date hereof, Mr. Biondi may be deemed to be the beneficial owner of 258,570 shares of Preferred Stock, or 25.9% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P. and KSC Ltd. Because of the relationships described in Item 2 above, pursuant to Rule 13d-1, as of the date hereof, Mr. Higgins may be deemed to be the beneficial owner of 258,570 shares of Preferred Stock, or 25.9% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P. and KSC Ltd.

         KSC L.P. may be deemed to have shared voting and dispositive power over the 90,500 shares of Preferred Stock it owns, or 9.1% of the total outstanding shares of Preferred Stock. KSC Ltd. may be deemed to have shared voting and dispositive power over the 168,070 shares of Preferred Stock it owns, or 16.8% of the total outstanding shares of Preferred Stock. Because of the relationship described in Item 2 above, KSA may be deemed to have shared voting and dispositive power over the 90,500 shares of Preferred Stock owned by KSC L.P., or 8.1% of the total outstanding shares of Preferred Stock. Because of the relationships described in Item 2 above, KSCM may be deemed to have shared voting and dispositive power over the 168,070 shares of Preferred Stock owned by KSC Ltd., or 16.8% of the total outstanding shares of Preferred Stock. Because of the relationships described above, Mr. Biondi may be deemed to have shared voting and dispositive power over an aggregate of 258,570 shares of Preferred Stock, or 25.9% of the total outstanding shares of Preferred Stock, consisting of shares owned by KSC L.P. and KSC Ltd. Because of the relationships described above, Mr. Higgins may be deemed to have shared voting and dispositive power over an aggregate of 258,570 shares of Preferred Stock, or 25.9% of the total outstanding shares of Preferred Stock, consisting of shares owned by KSC L.P. and KSC Ltd.

Item 5(c) is hereby amended to include the following:

(c) The table below sets forth all purchases of the Preferred Stock by each of KSC L.P. and KSC Ltd. since January 14, 2002. All of such purchases were effected through Cantor Fitzgerald & Co. through open market purchases.

Purchases by KSC L.P.:

          Date            Amount of Shares          Approximate per share price

         1/22/02           1,925                              14.95
         1/23/02             525                              14.98
         1/25/02           1,925                              14.79
         1/28/02           3,255                              15.00
         1/29/02           1,750                              15.00

Purchases by KSC Ltd.:

           Date            Amount of Shares         Approximate per share price

         1/22/02           3,575                              14.95
         1/23/02             975                              14.98
         1/25/02           3,575                              14.79
         1/28/02           6,045                              15.00
         1/29/02           3,250                              15.00




                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 31, 2002


KING STREET CAPITAL, L.P.
By: King Street Advisors, L.L.C., its general partner


By:  /s/ Brian J. Higgins
    ----------------------
Name:  Brian J. Higgins
Title: Managing Member


KING STREET CAPITAL, LTD.


By:    /s/ Brian J. Higgins
       ----------------------
Name:   Brian J. Higgins
Title:  Director


KING STREET ADVISORS, L.L.C.


By:   /s/ Brian J. Higgins
      -------------------------
Name:   Brian J. Higgins
Title:  Managing Member


KING STREET CAPITAL MANAGEMENT, L.L.C.


By:   /s/ Brian J. Higgins
      ---------------------------
Name:   Brian J. Higgins
Title:  Managing Member


  /s/ O. Francis Biondi, Jr.
----------------------------
O. Francis Biondi, Jr.


  /s/ Brian J. Higgins
-------------------------
Brian J. Higgins